Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

October 28, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Master Trust (the “Registrant”); SEC File No. 811-22705; Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 9”)

Dear Mr. Williamson:

This letter responds to comments provided in a telephonic conversation with me and Erica Zong Evenson on Monday, December 14, 2015, with respect to Amendment No. 9. Amendment No. 9 was filed on October 28, 2015 and included disclosure with respect to the SSGA Multi-Asset Real Return Portfolio, SSGA Income Allocation Portfolio, SSGA Conservative Global Allocation Portfolio, SSGA Global Allocation Portfolio, SSGA Aggressive Global Allocation Portfolio, Blackstone / GSO Senior Loan Portfolio, SSGA Ultra Short Term Bond Portfolio, SSGA MFS Systematic Core Equity Portfolio, SSGA MFS Systematic Growth Equity Portfolio, SSGA MFS Systematic Value Equity Portfolio, State Street Risk Aware Portfolio, and State Street DoubleLine Total Return Tactical Portfolio, each a series of the Registrant (each, a “Portfolio” and collectively, the “Portfolios”), as set forth in the Parts A and B filed as part of Amendment No. 9.

Summaries of the comments with respect to the Portfolios, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 9. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 9.

Part A Comments

1.	Comment: In the “Introduction” section on page 1, please update the reference to “Section 4(2)” of the Securities Act of 1933 to “Section 4(a)(2),” consistent with a recent redesignation under the JOBS Act.

Response: The requested disclosure has been incorporated into the Registrant’s Registration Statement.

2.	Comment: We note the integrated nature of the Item 5 disclosure. Please tell us why an integrated format is appropriate in light of Form N-1A General Instructions C. 3. (c)(ii) and (iii).

Response: The Registrant believes an integrated format is appropriate in this case for two primary reasons. First, the requirement for a self-contained summary section for each fund was intended to aid investors in using a multiple fund prospectus effectively. In this case, because the Portfolios are only offered to feeder funds in a master feeder structure, the registration statement does not serve as a selling document, but rather as a regulatory document, primarily for the benefit of the SEC and its staff. Second, since the Portfolios are only registered under the Investment Company Act of 1940, there is no requirement to, and the Trust does not, include responses to items 1, 2, 3, and 4 of Form N-1A. Also, pursuant to General Instruction C. 3. (c)(iii) a registrant is specifically permitted to provide an integrated response to Items 6 through 8 of Form N-1A when the information is identical for each fund in the prospectus, which it is with respect to the Portfolios. Given this, the only Item that would otherwise require a non-integrated response is Item 5. The Registrant believes that it would serve no useful purpose, and certainly would not advance the purposes of the self-contained summary section for each Portfolio, to have the Item 5 responses separated on a fund-by-fund basis.

3.	Comment: Please revise the Item 5 disclosure to include the required portfolio manager information, including each portfolio manager’s title and length of service.

Response: The requested disclosure has been incorporated into the Registrant’s Registration Statement. We note that the portfolio manager information is disclosed in the prospectus for each feeder fund that invests in its corresponding Portfolio.

4.	Comment: With respect to the SSGA Multi-Asset Real Return Portfolio, SSGA Income Allocation Portfolio, SSGA Conservative Global Allocation Portfolio, SSGA Global Allocation Portfolio, and SSGA Aggressive Global Allocation Portfolio, we note disclosure in each “The Portfolio’s Principal Investment Strategy” section that states that the Portfolio invests its assets primarily in other exchange traded products. We also note that each Portfolio may be offered to other investment companies. Please tell us how these investments are structured to comply with Section 12(d)(1).

Response: Other investment companies that invest in the Portfolios do so in reliance on Section 12(d)(1)(E) and the terms and conditions of the Trust’s SEC exemptive relief (please see File No. 812-13487), in what is commonly referred to as a master-feeder structure. We note that unlike Section 12(d)(1)(G), Section 12(d)(1)(E) does not include any specific restrictions on what each underlying fund, which in this case would be one of the Registrant’s funds, may invest in. Rather, the funds remain subject to the same Section 12(d)(1) restrictions, and all applicable exceptions to those restrictions, as every other fund. As such, the Portfolios may and do invest in other investment companies in reliance on Section 12(d)(1)(G), as well as in reliance on certain exemptive relief granted to exchange traded funds in which the funds invest.

5.	Comment: With respect to the SSGA Conservative Global Allocation Portfolio, SSGA Global Allocation Portfolio, and SSGA Aggressive Global Allocation Portfolio, we note disclosure in each “The Portfolio’s Principal Investment Strategy” section that states that the Portfolio will generally invest at least 30% of its assets in securities of issuers economically tied to countries other than the U.S. We also note that the Portfolio generally looks to the country of incorporation of the issuer in determining if a security is economically tied to a non-U.S. country. Please advise why the Registrant believes a 30% threshold is sufficient to justify use of the term “Global” in each Portfolio’s name and why an issuer’s country of incorporation is an appropriate consideration for the “global” test.

Response: The Registrant understands that the SEC staff does not consider a policy of investing a certain percentage of its assets outside the United States to be compulsory for global funds so long as the fund expressly describes how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world, and the Registrant is not aware of any written guidance requiring a fund with the term “Global” in its name to adopt such a percentage threshold. However, the Registrant has confirmed that at least 30% of each Portfolio’s assets will be invested in securities of issuers economically tied to countries other than the U.S. and has, accordingly, included this threshold in each “The Portfolio’s Principal Investment Strategy” section.

In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region. In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Registrant believes that each of the criteria listed in each “The Portfolio’s Principal Investment Strategy” section (i.e., incorporated in, domiciled in, more than 50% of an issuer’s revenues are generated from, and publicly traded principally in, a non-U.S. country) is a general indicator that an issuer is tied economically to a non-U.S. country.

6.	Comment: With respect to the SSGA Aggressive Global Allocation Portfolio, please clarify the disclosure in “The Portfolio’s Principal Investment Strategy” section to describe what makes the Portfolio “aggressive” in comparison to the other Portfolios and, if necessary, augment the “Principal Risks of Investing in the Portfolio” accordingly.

Response: The Registrant does not intend to launch the SSGA Aggressive Global Allocation Portfolio at this time and, as a result, the Portfolio has been removed from Registrant’s Registration Statement.

7.	Comment: With respect to the SSGA Aggressive Global Allocation Portfolio, Blackstone / GSO Senior Loan Portfolio, SSGA Ultra Short Term Bond Portfolio, SSGA MFS Systematic Core Equity Portfolio, SSGA MFS Systematic Growth Equity Portfolio, SSGA MFS Systematic Value Equity Portfolio, State Street Risk Aware Portfolio, and State Street DoubleLine Total Return Tactical Portfolio, please consider disclosing how much notice shareholders will receive in the event of a change to the Portfolio’s 80% policy.

Response: If a Portfolio’s 80% policy were to be changed, the Portfolio would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

8.	Comment: With respect to the State Street Risk Aware Portfolio, we note disclosure in “The Portfolio’s Principal Investment Strategy” section that refers to a process that measures and predicts investor risk preferences. Please explain supplementally how you obtain information about investors and their risk preferences.

Response: In August 2016, the SPDR SSGA Risk Aware ETF, the feeder fund that invested in the State Street Risk Aware Portfolio, liquidated. As a result, the State Street Risk Aware Portfolio is no longer included in the Registrant’s Registration Statement.

9.	Comment: We note inclusion of “Derivatives Risk” in the “Additional Risk Information—Principal Risks” section. Please confirm whether derivatives are used as part of a Portfolio’s principal strategies and, if so, revise the disclosure to address how you intend to use derivatives as part of the strategy and what types of derivatives are used.

Response: The Registrant confirms that the State Street DoubleLine Total Return Tactical Portfolio may use derivatives as part of its principal strategies. The Registrant notes the following disclosure currently included in “The Portfolio’s Principal Investment Strategy” section:

The Portfolio may conduct foreign currency transactions on a spot (i.e., cash) or forward basis (i.e., by entering into forward contracts to purchase or sell foreign currencies).

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6799 if you have any questions concerning the foregoing.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	Josh Weinberg, Esq.
Erica L. Zong Evenson, Esq.